July 7, 2022

BY EDGAR

Benjamin Holt

Pam Howell

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	dMY Squared Technology Group, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted May 24, 2022

CIK No. 0001915380

Dear Mr. Holt and Ms. Howell:

We set forth below the response of dMY Squared Technology Group, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated June 16, 2022 with respect to the Amendment No. 1 to the draft Registration Statement on Form S-1 (the “Registration Statement”) confidentially submitted on May 24, 2022. We have reproduced below in bold the Staff’s comment and have provided the Company’s response following the comment.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 24, 2022

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The sponsor of the Company, dMY Squared Sponsor, LLC, is not, nor is it controlled by, nor does it have substantial ties with a non-U.S. person.

Management Conflicts of Interest

2.	Please revise the conflicts of interest table on pages 122 and 123 to include Ms. Weaver’s fiduciary duties or contractual obligations to Equitable Holdings, Inc.

The Company has revised the disclosure, which can be found on pages 122 and 123 of the updated Registration Statement, as requested.

****************************

We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam J. Brenneman at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2704.

Very truly yours,

/s/ Harry L. You
Harry L. You Co-Chief Executive Officer, Chairman and Director

cc:	Niccolo de Masi

Co-Chief Executive Officer and Director

dMY Squared Technology Group, Inc.

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP